Exhibit 99.1

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Vaccines Investor Event: Sanofi reiterates confidence in strong growth outlook and showcases pipeline of innovative vaccine candidates

*   Sanofi confirms Vaccines mid-term guidance of mid-to-high single-digit sales growth[1], ambition to more than double Vaccines sales by the end of the decade[2]

*   Broad pipeline of innovative vaccines, with a total of 10 candidates planned to advance into the clinic by 2025, six of which will leverage the recently established mRNA Center of Excellence

*   Hybrid Vaccines Investor Event will take place from 2 p.m. to 5 p.m. CET / 8 a.m. to 11 a.m. EST (webcast, in-person meeting at Sanofi Paris Headquarters)

PARIS – December 1, 2021 – Today, Sanofi hosts a hybrid Vaccines Investor Event with key members of the Vaccines leadership team to discuss how the company applies the global Play to Win strategy to pursue growth opportunities and to build an industry-leading vaccines pipeline.

Sanofi confirms its mid-term sales guidance announced at the 2019 Capital Markets Day of mid-to-high single-digit growth1 for its Vaccines business. Sustained growth will be driven by four core franchises of influenza, meningitis, PPH3 & Boosters, as well as the planned launch of nirsevimab, a first-in-class monoclonal antibody for all infant protection against Respiratory Syncytial Virus. These core franchises are well positioned to capture market growth, such as in the global influenza market which Sanofi expects to exceed €15 billion by 20304.

“The pandemic has elevated the crucial role of vaccines in public health, as evidenced by the strong demand for our differentiated flu vaccines which provide protection beyond flu by reducing the risk of severe consequences of influenza” said Thomas Triomphe, Executive Vice President, Sanofi Pasteur. “As a world leader in vaccines, we are uniquely positioned to unlock the true potential of vaccines by moving fast towards next-generation mRNA and other technologies applicable to the prevention of disease. We are delighted to share more details about the rapid advances of our industry-leading vaccine programs.”

1 Compound Annual Growth Rate from 2018 to 2025

2 From 2018

3 PPH: Polio Pertussis Hib

4 Source: Sanofi internal forecast

Sanofi has made significant progress in the field of mRNA technology with the recently established Center of Excellence and the integration of Translate Bio. Results from a first influenza mRNA clinical trial will be shared as well as initial successes in mRNA technology improvements. Of the 10 new vaccine candidates planned to enter the clinic by 2025, six will use mRNA technologies to target diseases with high unmet needs and disease burden such as chlamydia and acne.

“Sanofi owns multiple vaccine platforms including mRNA and builds on years of experience in the science of immunology, structural biology, and machine learning-based antigen design. Equipped with this set of expertise, we are best positioned to deliver innovative vaccines designed to combat endemic and epidemic infectious diseases. I am excited to share that Sanofi is also opening a new chapter of its history by pioneering the use of vaccines to tackle chronic diseases like acne,” said Jean-François Toussaint, Head of Vaccines R&D.

Sanofi will present the following assets in its growing R&D pipeline:

●	A pneumococcal vaccine candidate covering 21 serotypes, with Phase 1/2 clinical trials underway in three target populations; results are expected by end of 2022.
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A combination of MenQuadfi and a new meningitis B vaccine candidate to create a best-in-class pentavalent meningococcal vaccine with broader strain coverage; Phase 2 meningitis B read-out is expected by H2 2022 and the initiation of a Phase 1 trial for the pentavalent candidate is planned in 2023.

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RSV vaccine candidates for toddlers and older adults to address a high unmet disease burden; Phase 1/2 trial results in toddlers are anticipated in 2022; in parallel, an mRNA vaccine candidate for older adults is planned to enter a Phase 1/2 study in H2 2022.

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Next generation influenza programs to deliver differentiated flu vaccines that set a new standard of care; the influenza mRNA QIV program will enter Phase 1/2 trial in 2022 and a Phase 3 trial is planned to start in 2023; Sanofi also deploys proprietary machine-learning to explore the potential for better strain selection in the future.

●	Opening new growth areas:
o	Chlamydia: Sanofi has initiated a program to prevent chlamydia infection, a silent cause of infertility in women; a Phase 1 trial of an mRNA-based candidate is planned to start in 2023.
o	Acne: Sanofi strives to leverage its vaccine technology to develop the first immunotherapy against acne and to enter the clinic in 2023.

Vaccines Investor Event details

For background slides and webcast, please refer to the following link:

https://www.sanofi.com/en/investors/financial-results-and-events/investor-presentations/Vaccines-Day-2021

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Media Relations Contacts

Sandrine Guendoul

Tel.: +33 (0)6 25 09 14 25

Sandrine.Guendoul@sanofi.com

Sally Bain

Tel.: +1 (617) 834-6026

Sally.Bain@sanofi.com

Nicolas Obrist

Tel.: +33 (0)6 77 21 27 55

Nicolas.Obrist@sanofi.com

Victor Rouault

Tel.: +33 (0)6 70 93 71 40

Victor.Rouault@sanofi.com

Investor Relations Contacts Paris

Eva Schaefer-Jansen

Arnaud Delepine

Nathalie Pham

Investor Relations Contacts North America

Felix Lauscher

Tel.: +33 (0)1 53 77 45 45

investor.relations@sanofi.com

https://www.sanofi.com/en/investors/contact

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that COVID-19 will have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. Any material effect of COVID-19 on any of the foregoing could also adversely impact us.

This situation is changing rapidly and additional impacts may arise of which we are not currently aware and may exacerbate other previously identified risks. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2020. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.